May 13, 2011

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Empeiria Acquisition Corp.
Registration Statement on Form S-l
Filed March 4, 2011, as amended on May 2, 2011
File No. 333-172629

Dear Mr. John Reynolds:

Empeiria Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 4, 2011, as amended on May 2, 2011. A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-l/A, filed May 2, 2011

General

1.
We reissue comment one of our letter dated April 26, 2011. Please disclose in the prospectus the business reasons for deriving 93% as your redemption threshold. Also, please discuss with more specificity the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93% threshold.

The Company has added disclosure to the prospectus on page 4 to state that we established our redemption threshold at 93% to ensure that we have at least $5,000,000 of net tangible assets upon consummation of this offering in order to avoid being subject to Rule 419 promulgated under the Securities Act.

The Company has also added disclosure to the prospectus on pages 4, 12, 64 and 65 to state that the although the tender offer will be open to all our public stockholders, we will only consummate the business transaction if holders of no more than 93% of our public shares elect to redeem their shares (since we will not diminish the rights of any public stockholder to redeem).  This disclosure is followed by a discussion of various factors that may cause our actual redemption threshold to be further reduced.

2.
We partially reissue comment four of our letter dated April 26, 2011. Please revise your disclosure to discuss the business or legal reasons that may cause you to consummate your business transaction pursuant to shareholder vote.

We have revised our disclosure in the prospectus on pages 4, 12 and 59 to state that an example of a legal reason for a stockholder vote would be that it is required by the Delaware General Corporation Law.  We follow this disclosure with a discussion of various reasons why we may hold a stockholder vote for business reasons.  For example, we may enter into privately negotiated transactions to purchase public shares from stockholders following consummation of the initial business transaction with proceeds released to us from the trust account. Our sponsor, directors, officers or their affiliates may also purchase shares in privately negotiated transactions either prior to or following the consummation of the business transaction. The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the business transaction, to satisfy the redemption threshold or to satisfy a closing condition in an agreement with a target that requires us to have a minimum amount remaining in the trust account at the closing of the business transaction, where it appears that such requirement would otherwise not be met.  We have also added disclosure on pages 4, 60, 64 of the prospectus to state that in addition, the terms of a business transaction may require that we register the securities that we issue to the stockholders of a target company (in which case we would register such securities under a registration statement and include our proxy statement therein).

Use of Proceeds, page 43

3.
We reissue comment seven of our letter dated April 26, 2011. Please revise your table to clearly reflect the underwriting discount that will be held in the trust until a business transaction is consummated. This should be provided in a separate line item in the table.

The Company has revised its disclosure on page 43 of the prospectus in accordance with the Staff’s comment.

4.
We reissue comment eight of our letter dated April 26, 2011. We continue to note the disclosure in footnote six that actual expenses for some or all of the use of proceeds may differ from the amounts set forth in the table. We direct your attention to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise similar disclosure on page 53.

The Company has revised its disclosure on pages 44 and 53 of the prospectus to add other contingencies that may change the estimates used in the table specifically, we added (to the existing contingencies) that the legal and accounting fees relating to SEC reporting obligations and administrative services and management fee payable to our sponsor may differ as a result of us consummating a business transaction prior to the 21 month deadline (as figures in the a table assume payment for these line items through the end of the 21 month period.)

Compensation for Officers and Directors, page 85

5.
We reissue comment 10 of our letter dated April 26, 2011. Please revise the disclosure to clearly indicate that the management fee will be compensation to Mr. Oster. In addition, please revise to clarify that the $10,000 fee is a monthly fee.

We have revised our disclosure on page 85 to state that all of the $10,000 paid monthly to our sponsor as a management fee will be used to compensate Keith Oster.

Principal Stockholders, page 88

6.
The disclosure in the beneficial ownership table now does not reflect the entire amount and percentage of shares held by officers and directors indirectly through the sponsor, Empeiria Investors LLC. Please revise the disclosure to include in the amount and percent owned by officers and directors as a group. Also, the beneficial ownership should be attributable from Empeiria Investors LLC in its entirety to each officer or director that is deemed a control person of the sponsor. Lastly, it is unclear how the sale of 1 million shares from the sponsor to your officers and directors is reflected in the table. Please advise or revise.

The Company has revised its disclosure on page 88 to reflect that the amount and percentage of shares held by officers and directors as a group reflects shares held directly and indirectly through such persons’ membership in our sponsor.  We have added disclosure to reflect that one million shares of common stock were transferred from our sponsor to our officers and directors. We have also revised our disclosure to attribute to the managers (who may be deemed control persons) of our sponsor the entire number of shares of common stock owned by our sponsor.  The differential ownership of our sponsor (3,500,000 shares of common stock) and each of Messrs. Menkes, Oster and Fong reflect the shares owned by them directly.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP